

June 11, 2025


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The NYSE American certifies its approval for listing and registration of the Class A
Ordinary shares, par value US$0.001 per share, of Vantage Corp, under the Exchange
Act of 1934.


Sincerely,

*Craig A. Mart*

**New York Stock Exchange**
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
**nyse.com**